Exhibit 99.1

PRESS RELEASE

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PRELIMINARY RESULTS:

TRIPLE P REPORTS IMPROVEMENT IN RESULTS OF OPERATIONS FOR FOURTH QUARTER 2003

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  Net income in fourth quarter 2003 shows improvement compared with third quarter of 2003 and the fourth quarter of 2002;

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  Sales in fourth quarter 2003 strongly increased compared with third quarter 2003 although were less than in fourth quarter of 2002;

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  Management attention focused on seeking further sales growth and improvement in gross profit.

January 28, 2004—Vianen, The Netherlands. Triple P N.V. (Nasdaq SCM: TPPP) announced today preliminary financial information for the fourth quarter of 2003.

The improvements in operating results that began in the third quarter of 2003 have continued in the fourth quarter of 2003. Sales in the fourth quarter of 2003 increased by approximately 28% compared with sales in the third quarter of 2003. Although sales were less than sales in the fourth quarter of 2002, net income in the fourth quarter of 2003 was greater than in the fourth quarter of 2002.

Net income in the fourth quarter of 2003 is expected to offset almost in full the net loss of the first half of 2003 of approximately one million euro that resulted from restructuring charges.

The change in policy and restructuring of operations in the third quarter of 2003 have had a clear effect. Significant cost reductions combined with sales growth have led to improvement in results of operations in the fourth quarter of 2003 compared with the third quarter of 2003 as well as the fourth quarter of 2002.

"The Board of Directors of Triple P is pleased with these preliminary results. Last summer's change in policy and subsequent restructuring show their impact now" says CEO, Mr. H. Crijns. "Although the focus on aligning costs with expected sales level remains important, our focus will shift more and more to further improvement in sales growth and improvement of our market position."

In addition, Triple P announced that Mr. M.P.J. Van den Oord will resign from his position as Chief Financial Officer of the Company effective as of April 1, 2004, and Mr. P. Blokhuis will be appointed as Concern Controller of the Company with responsibility for the financial reporting function.

Full financial information for fiscal year 2003 is expected to be announced in March, 2004.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company's results. The three p's—people performance and partnership—are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.